Exhibit 99.1

Purple Biotech Announces Executive Leadership Changes

Gil Efron appointed as Chief Executive Officer

Isaac Israel to transition to advisor role, continue as Board member

REHOVOT, Israel, July 14, 2022 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company focused on developing first-in-class, effective and durable therapies by harnessing the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced that following the decision by Isaac Israel, former Chief Executive Officer to step down from his CEO role and reduce the scope of his engagement with the Company for personal reasons, effective July 10, 2022, Gil Efron, will assume the role of Chief Executive Officer. Isaac Israel will continue his involvement in the Company as an advisor and as a member of the Board of Directors.

“We thank Isaac for his commitment and contributions to Purple over the past ten years, including his leadership in listing the Company on NASDAQ, obtaining FDA approval of its first drug and bringing the Company’s two lead assets forward to clinical trials,” said Eric Rowinsky, M.D., Chairman of the Board of Directors. “Under his leadership, Purple has defined our focus on oncology, allowing the Company to build a foundation and achieve several significant milestones.” He added, “Through our unique first-in-class therapies, we are committed to performing robust clinical studies to achieve meaningful clinical results. I am elated to work alongside Gil and the entire Purple team to continue forward in our mission for patients, and I believe Gil has the leadership qualities for achieving the Company’s long term success and growth.”

“I feel privileged to have had the opportunity to lead Purple Biotech and to contribute to our important efforts to fight cancer and to create a better life for patients and their families,” said Isaac Israel, former CEO. “Over the last decade, I have witnessed incredible developments from the Purple team. I am proud of our journey and our achievements and thank the shareholders for their trust. Purple is at a pivotal moment. I wholeheartedly believe in the potential of the Company, and I am thrilled to pass its leadership to Gil Efron as CEO where he will be instrumental in ensuring the Company’s future growth and success. Gil’s experience will allow him to raise the Company to new heights. I look forward to supporting Gil and the Company through my new advisory role and as a member of the board.”

Gil Efron has served as President and CFO of Purple Biotech since June 2021. Prior to that, he served as Deputy CEO and CFO, having joined the Company in 2018. Formerly, he served as Deputy CEO and CFO of Kamada Ltd., a NASDAQ and TASE dual-listed therapeutics company, from September 2011 to November 2017.

“I am excited at the opportunity to guide Purple through its next chapter of growth and am grateful to the board for their trust and support,” said Gil Efron, incoming CEO. “Through our unique and targeted approach, we are focused on developing drugs to better the lives of patients with cancer. With our robust clinical pipeline, strong financial position and expert team, I am confident in our ability to achieve our mission.”

“I want to thank Isaac for his tenure as Purple Biotech CEO over the last ten years. Further, I want to thank our management team who has been critical to our success, and I look forward to working alongside our talented team of employees and management in executing our goals of developing drugs for the benefit of cancer patients.”

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications. The Company initiated a phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in addition to chemotherapy. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Company Contact:

Gil Efron

Chief Executive Officer

IR@purple-biotech.com